SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Jacada, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M6184R119
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M6184R119	13D/A3	Page 2 of 5

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
259,345
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
259,345
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
259,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A3

This constitutes Amendment No. 3 to the statement on Schedule 13D (the “Amendment No. 3”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed December 31, 2013 (the “Statement”), relating to the Ordinary Shares, (the “Ordinary Shares”), of Jacada, Ltd. (the “Company”). The Company’s principal executive offices are located at 5901 Peachtree Dunwoody Road, Building B, Suite 550, Atlanta, Georgia 30328. This Amendment No. 3 is being filed to report that, since the filing of Amendment No. 2 to the Statement (“Amendment No. 2”), a material change occurred in the percentage of Ordinary Shares beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”), and Trust C (“Trust C” and, together with Trust A-4, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the Ordinary Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Ordinary Shares purchased by Trust A-4 was approximately $764,034.00. All of the Ordinary Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Ordinary Shares purchased by Trust C was approximately $5,372.00.

Mr. Miller is the manager of LIMFAM LLC (“LIMFAM LLC”), a Delaware limited liability company. All of the Ordinary Shares Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the Ordinary Shares Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $846.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       Mr. Miller may be deemed to beneficially own 259,345 Ordinary Shares, which is equal to approximately 6.2% of the outstanding shares, based on 4,192,409 Ordinary Shares outstanding, as reported in the Issuer’s Form 20-F filed on April 21, 2016. As of the date hereof, 257,760 of the Ordinary Shares beneficially owned by Mr. Miller are owned of record by Trust A-4, 985 of such beneficially owned Ordinary Shares are owned of record by Trust C, and 600 of such beneficially owned Ordinary Shares are owned of record by LIMFAM LLC.

(b)       Mr. Miller may be deemed to have sole voting and dispositive power for all such Ordinary Shares held of record by Trust A-4, Trust C, and LIMFAM LLC.

(c)       The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
September 29, 2016	354,550	$5.95

	Milfam II
Date of Transaction	Number of Shares Sold	Price Per Share
September 29, 2016	385,450	$5.95

(d)        Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)        Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2016

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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